Exhibit 12.1

Allegheny Technologies Incorporated

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

Three Months Ended 3/31/2012
Income before income tax provision and cumulative effect of change in accounting principle	$84.1
(Income) loss recognized on less than fifty percent owned persons	(2.2)
Noncontrolling interest in the income of subsidiary with fixed charges	(2.1)

$79.8
Fixed Charges:
Interest expense	$19.2
Portion of rents deemed to be interest	2.3
Capitalized interest	4.5
Amortization of debt expense	0.8

Fixed charges excluding capitalized interest	26.8
Earnings adjustments:
Capitalized interest	(4.5)

Earnings, as adjusted	$102.1

Ratio of earnings to fixed charges	3.8